Exhibit 1

Stock Symbol: AEM (NYSE, TSX)	For further information:
Investor Relations (416) 947-1212

(All amounts expressed in U.S. dollars unless otherwise noted)

AGNICO-EAGLE ANNOUNCES SIGNIFICANT RESOURCE GROWTH
IN MELIADINE’S WESMEG AND NORMEG ZONES,

NEW POSITIVE RESULTS AT DEPTH IN RIMPI ZONE AT KITTILA,

AND PROGRESS AT LA INDIA AND TARACHI

TORONTO (November 19, 2012) - Agnico-Eagle Mines Limited (NYSE:AEM) (TSX:AEM) (“Agnico-Eagle” or the “Company”) is pleased to provide an update of the 2012 exploration programs.  The primary focus of this year’s activities has been on Meliadine (Canada), Kittila (Finland), the conversion of resources at La India (Mexico), and further exploration of the early-stage deposit at Tarachi, which is adjacent to La India.

Highlights of the 2012 exploration program to date include:

•                  At Meliadine:

•                  Wesmeg/Normeg indicated resources increase by approximately 40% to 5,532,000 tonnes grading 2.69 g/t (479,000 ounces) gold and inferred resources increase by 85% to 5,343,000 tonnes grading 4.43 g/t (761,000 ounces) gold

•                  Three high-grade ore shoots confirmed at Normeg, two of which are newly discovered

•                  Tiriganiaq deposit continues to return high-grade gold intercepts in both resource conversion and exploration drill programs

•                  Road construction is almost 50% complete, on budget and on schedule for completion in April 2013

•                  At Kittila:

•                  8.3 g/t gold over 35.3 metres is thickest high-grade intercept reported to date in the Rimpi deposit, 912 metres below surface

•                  At La India:

•                  New conversion and exploration drilling results in the North deposit, while construction is underway for anticipated commercial production in second half of 2014

•                  At Tarachi:

•                  2012 exploration program demonstrates that the mineralized envelope is larger and more continuous

“Our 2012 drilling program has continued to demonstrate significant exploration upside at Meliadine, Kittila and La India/Tarachi,” said Sean Boyd, President and CEO.  “As a result,

our 2013 exploration program will be primarily focused on adding value at these key assets,” added Mr. Boyd.

Meliadine — 2012 Exploration Program Completed; Normeg/Wesmeg Resources Increase

The $40-million 2012 exploration drilling program for the Meliadine project in Nunavut was completed in September.  From June through September, the resource to reserve conversion program mainly focused on infill drilling at Tiriganiaq, Wesmeg and the F zone, while the regional exploration program focused on the Normeg and Discovery zones.  The location of selected drill-hole collars is shown on the geology map below.

Eighty percent of the assay samples collected during the 2012 drill program have already been received, allowing for an interim estimate to be made of the resources in the Wesmeg and Normeg zones as of September 11, 2012.  The remaining assay results from all zones will be available by the end of November, for inclusion in the year-end reserves and resources estimate to be released in mid-February, 2013.

 [Meliadine local geology map]

Wesmeg and Normeg Zones Show Significant Growth in Resources

The high-grade Normeg zone was discovered in 2011, and is located between the Tiriganiaq and Wesmeg zones.  Normeg and Wesmeg lie within a few hundred metres of the Tiriganiaq deposit (which contains almost all of Meliadine’s current reserves) and are close to the planned mine infrastructure.  The proximity of the three zones likely enhances the flexibility of potential mining scenarios at Meliadine, with the updated feasibility study on the project expected in 2014.

Extensive drilling in 2012 has significantly expanded the Wesmeg mineralization, allowing an interim resource estimate to be made as of September 11, 2012.  Furthermore, an initial inferred resource estimate at the Normeg zone has also been completed.  The table below summarizes the new interim resources for the two zones, estimated using three-year trailing average assumptions of $1,342 per ounce of gold and C$1.03 per US$1.00 exchange rate as of May 1, 2012.

The indicated gold resources of the Wesmeg zone have increased by 40% and now contain 5,532,000 tonnes grading 2.69 g/t (479,000 ounces), while the inferred gold resources of Wesmeg and Normeg have increased by 85% and now contain 5,343,000 tonnes grading 4.43 g/t (761,000 ounces).  Normeg’s inferred gold resources contain 1,354,000 tonnes grading 7.88 g/t (343,000 ounces) and are open at depth in three lenses.

Mineral resources at Wesmeg and Normeg zones of the Meliadine deposit

	December 31, 2011			September 11, 2012
Zone	Gold (ounces)	Tonnes	Gold grade (g/t)	Gold (ounces)	Tonnes	Gold grade (g/t)
Indicated Resources
Wesmeg	343,000	3,534,000	3.02	479,000	5,532,000	2.69

Inferred Resources
Wesmeg	411,000	3,700,000	3.45	417,000	3,988,000	3.25
Normeg	—	—	—	343,000	1,354,000	7.88
Total inferred (Wesmeg + Normeg)	411,000	3,700,000	3.45	761,000	5,343,000	4.43

The cut-off grade for the Wesmeg zone is 1.69 g/t gold for open pit resources and 4.02 g/t gold for underground resources.  The cut-off grade for the Normeg zone is 4.02 g/t gold.

A composite of the interim resources is shown on the Wesmeg and Normeg longitudinal section (below).  These resources will be updated again with additional assays as part of the year-end 2012 resources update for the whole Meliadine project, using revised economic assumptions.

Drilling earlier in 2012 extended Normeg to the west at shallower depths.  More recent results have broadened the Normeg zone at depth, and extended it eastward at shallow depths.  As shown in the Wesmeg-Normeg longitudinal section and the drill results table

(below), Normeg appears to consist of at least three parallel high-grade ore shoots that plunge moderately to the east separated by lower grade mineralized rock.  Three new intercepts have broadened the lower reaches of the first-discovered shoot (“Normeg 1”) at approximately 400 metres depth, including holes M12-1765, M12-1775 and M12-1800.  The thickest high-grade intercept is from hole M12-1806 at almost 140 metres depth in a separate ore shoot farther east (“Normeg 3”).  Between those two lenses, there appears to be another shoot (“Normeg 2”) that was intersected by holes M12-1794 and M12-1840 between 100 and 170 metres depth.  (Note that hole M12-1794 intersected both Wesmeg and Normeg.)

The lenses that make up Normeg have grown to a combined strike length of approximately 2,500 metres that is roughly parallel to the Wesmeg zone.  The Normeg 1 shoot extends from surface to at least 425 metres depth, approximately 75 metres south of the Tiriganiaq zone resource envelope, and is open at depth.  The Normeg 2 shoot is about 100 metres south of Tiriganiaq, and Normeg 3 is about 125 metres south of Tiriganiaq.  Drilling in 2013 will follow up on this new high-grade discovery.

[Wesmeg-Normeg Composite Longitudinal Section]

Significant recent Normeg drill results

Drill Hole	Zone	Program	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)*
M12-1765	920	Exploration	474.5	477.5	418	2.6	69.0	13.7
M12-1775	920	Exploration	541.5	545.5	415	3.8	72.3	10.3
and	910	Exploration	559.6	563.0	426	3.2	48.2	18.8
M12-1794	920	Exploration	134.0	138.5	99	4.3	12.8	11.3
M12-1800	910	Exploration	483.0	490.0	384	6.3	5.4	5.4
including	910	Exploration	486.0	490.0	387	3.6	7.7	7.7
M12-1806	920	Exploration	176.4	188.4	138	11.5	18.1	7.3
including	920	Exploration	176.4	179.4	136	2.9	66.3	23.3
M12-1840	910	Exploration	196.0	199.5	169	3.0	14.3	11.5

* Holes at Normeg deposit use a capping factor of 40.0 g/t gold.

Recent exploration drilling is also extending the Wesmeg deposit at depth, such as the intercepts of holes M12-1822 and M12-1843 at more than 300 metres depth, shown on the Wesmeg-Normeg longitudinal section and in the drill results table below.  The highest grade recent intercept is drill hole M12-1794 at approximately 200 metres depth, and only 55 metres south of the Normeg 2 shoot.  Drilling to date has revealed that the north and south trends of the Wesmeg zone have a combined strike length of almost 5,000 metres, extending from surface to at least 350 metres depth.  The 2013 drill program will focus on developing the indicated resources from surface to 200 metres depth for the Wesmeg open pit design.  Step-out drilling to the east will also be pursued in 2013.

Significant recent Wesmeg drill results

Drill Hole	Zone	Program	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)*
M12-1794	650	Exploration	208.0	216.0	151	7.9	8.5	7.2
including	650	Exploration	209.7	212.8	151	3.0	15.4	12.1
M12-1822	625	Exploration	437.0	441.0	304	3.9	6.0	6.0
M12-1843	600	Exploration	375.9	386.9	338	9.3	5.1	5.1

* Holes at Wesmeg deposit use a capping factor of 30.0 g/t gold.

Tiriganiaq Drill Program Extends Deposit and Expected to Increase Reserves at Year-End

The Tiriganiaq zone continues to form the largest portion of the mineral portfolio at Meliadine, as this zone contained most of the gold in reserves as of December 31, 2011.  The large 2012 drill program at Tiriganiaq has focused on continuing to convert resources into reserves.  Recent drilling has yielded significantly high grades and thicknesses below open pit depths but within the resources envelope, as shown in the Tiriganiaq longitudinal section and the table of drill results (below).  The hole collars are located on the Meliadine geology map.  Hole M12-1688 in the central part of the zone had two intersections at approximately 340 and 370 metres depth, while on the western side of the zone, hole M12-1725 (preliminary results) had a high-grade, thick intersection at 300 metres depth and hole M12-1791 intersected high grades at 525 metres depth.  The conversion program is expected to result in an increase in reserves in the year-end 2012 mineral statement (in mid-February 2013).

Exploration drilling has extended the Tiriganiaq deposit beyond the resources envelope to the east and west, and confirmed the high-grade nature of the underground portions of the deposit, which remains open at depth.  Some of the best recent intersections extend the mineralization envelope on the western side of the zone, such as holes M12-1750 and M12-1764 between 400 and 550 metres depth.

[Tiriganiaq Longitudinal Section]

Significant Tiriganiaq zone drill results

Drill Hole	Zone	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)*
M12-1371B	1153	337.1	346.5	313	6.5	13.2	13.2
and	1000	412.7	423.0	381	6.9	14.0	14.0
M12-1589	1251	254.3	258.0	232	3.2	14.1	8.1
and	1153 & 1154	287.0	297.0	265	6.8	6.0	6.0
M12-1644	1154	335.0	351.0	320	10.0	10.9	10.9
including	1154	341.0	347.8	322	5.1	15.9	15.9
M12-1688	1100,	366.0	374.5	344	6.6	14.5	14.0
and	1025, 1050, 1075 &1087	389.0	408.7	369	16.0	10.4	9.1
M12-1722	1000	246.9	250.0	208	2.7	16.9	16.9
M12-1725**	1000 & 1025	333.0	344.2	299	9.7	13.0	12.6
including	1000	336.0	342.2	300	5.1	21.4	21.4
M12-1729	1000	467.0	471.5	411	3.3	22.4	20.8
M12-1750	1153 & 1251	438.5	446.0	397	6.1	53.5	18.0
and	1100	487.4	492.5	436	4.7	28.2	27.0
M12-1759	1015 & 1000	464.8	471.4	407	6.5	8.9	8.9
M12-1764	1015 & 1025	599.6	607.0	553	6.2	6.5	6.5
including	1025	599.6	604.0	553	3.7	9.3	9.3
M12-1791	New Zone	545.0	550.3	525	4.0	13.8	13.8

*Holes at Tiriganiaq deposit use a capping factor ranging from 15 to 120 g/t gold depending on the zone.

**Results preliminary awaiting QAQC confirmation.

F Zone Exploration Results

The F Zone deposit on the Meliadine property is located approximately one kilometre to the southeast of Wesmeg and two kilometres from Tiriganiaq.  Exploration drilling in 2012 has demonstrated that the F zone deposit is still open at depth and that it could become a significant contributor to the total reserves and resources of the Meliadine project in the near term.  Its proximity to Tiriganiaq, Wesmeg and Normeg deposits further enhance the flexibility of mining scenarios on the Meliadine property.

At the F zone, drilling since June has resulted in intercepts well below the current resource envelope.  Hole M12-1771 had a high-grade intercept at 464 metres depth, approximately 150 metres below the resources envelope in this area.  Hole M12-1758 is even deeper, with an intercept at 523 metres depth.  Beyond the eastern extent of the F zone resources are more intercepts at shallower depths, such as holes M12-1674 and M12-1732 between 40 and 75 metres depth.  Recent intercepts are shown in the table below, the hole collars are on the Meliadine geology map, and the pierce points are on the F zone longitudinal section.

[F zone Longitudinal Section]

Significant recent F zone drill results

Drill Hole	Zone	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)	Gold grade (g/t) (cappped)*
M12-1636	4130	160.8	166.0	129	5.1	18.1	12.1
M12-1674	4140 & 4130	91.0	99.0	76	7.8	5.4	5.4
including	4130	94.4	99.0	77	4.5	7.9	7.9
M12-1732	4130	48.0	53.0	41	4.7	6.0	6.0
M12-1758	4120 & 4130	617.4	624.6	523	6.9	4.5	4.5
including	4130	617.4	621.0	522	3.5	7.6	7.6
M12-1771	4130	555.1	559.1	464	4.0	13.4	13.4
M12-1779	4120 & 4130	400.0	407.0	347	6.7	7.5	7.5
including	4120	404.0	407.0	350	2.9	10.3	10.3

* Holes at F zone deposit use a capping factor of 35.0 g/t gold.

Infrastructure Progress

In addition to exploration drilling, the 2012 program at Meliadine included work on the updated feasibility study and infrastructure.  Construction of the road, which was permitted in February 2012, is almost 50% complete, within budget and on schedule to be completed by the end of April 2013.  The three bridges have all been completed, as well as 7 kilometres of the 23 kilometres of all-weather road required to connect the Meliadine camp with the coastal community of Rankin Inlet.  The expansion of the camp and its facilities is fully completed, and it can now accommodate up to 200 workers.

Kittila’s Rimpi Zone Continues To Expand Northward

The Kittila orebody, located in Finnish Lapland, is the Company’s largest asset by gold reserves as of December 31, 2011.  It is comprised of three main deposits, Suuri, Roura and Rimpi, which have a combined strike length of almost four kilometres, as well as reserves and resources that currently extend to a depth of more than 1,000 metres.  The focus of the 2012 exploration program has been the Rimpi Trend, located on the northern part of the Kittila deposit.  Recent exploration results show Rimpi extending to the north and downward, suggesting a strong potential for the large, long-life Kittila orebody to expand further toward the north in the future.

Some of the most recent deep intercepts in the Rimpi deposit, as shown on the Kittila longitudinal section and the drill results table below, have grades higher than the current reserves grade (4.66 g/t gold) over considerable widths.  Drill holes RIE12-012 and RIE12-016B (preliminary results) returned among the highest grades and greatest widths ever reported from Rimpi at a depth of about 910 metres, close to the deepest edge of the resources envelope.  Holes RIE11-019B, RIE12-1016 and RIE12-1016B (preliminary results) intersected mineralization below the resources as deep as 1,078 metres, which is more than 150 metres below the resources envelope, demonstrating that the Rimpi deposit continues to plunge northward in several lenses.  Results already reported from the 2012 program and other holes that are in progress in this sector are expected to contribute to increased mineral reserves and resources at Rimpi in the year-end statement in mid-February 2013.  A meaningful increase in the Rimpi mineralization could have a significant impact on Kittila’s future production profile, as well as determine the sequence and scope of phased expansions over the long-term.

[Kittila longitudinal section]

Significant recent Rimpi zone exploration drill results

Drill Hole	Zone	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)*
RIE11-019B	Rimpi	1,170.0	1,191.0	1,030	14.3	3.9
RIE12-012	Rimpi	936.0	1,005.0	912	35.3	8.3
RIE12-016**	Rimpi	985.0	996.0	930	5.4	3.8
and		1,044.0	1,050.0	979	3.0	6.4
and		1,156.0	1,170.0	1,078	7.5	4.3
RIE12-016B**	Rimpi	934.0	1,016.0	911	40.0	5.6
including		934.0	951.0	884	9.2	10.2
including		988.0	1,002.0	928	7.7	6.9
and		1,139.0	1,149.0	1,050	5.8	3.9

*All grades are uncapped at Kittila

** Preliminary results

The drilling focus at Kittila in the first half of 2013 will remain on Rimpi, aimed at demonstrating continuity of the mineralization at different depths, with the goal of significantly increasing the reserves and resources to the north.  In the second half of 2013, one of the deep drill rigs will move underground to start drilling the Suuri and Roura deep extensions from the new exploration ramp.  As of December 31, 2011, the Rimpi zone had probable gold reserves containing 317,000 ounces (2.3 million tonnes grading 4.28 g/t), indicated gold resources of 77,000 ounces (1.0 million tonnes at 2.37 g/t), and inferred gold resources of 745,000 ounces (4.0 million tonnes grading 5.81 g/t).

La India — Construction On Schedule and Exploration Continues at Tarachi Deposit

The La India project is located in Mexico’s Sonora State approximately 70 kilometres northwest of Agnico-Eagle’s Pinos Altos mine.  The La India project received Board approval on September 4, 2012, for construction and development as an open-pit heap-leach operation.  Work on access road improvements, site earthworks, water supply development, communications, detailed engineering, and infrastructure is currently underway with the objective of achieving commercial production at La India in the second half of 2014.

The focus of the 2012 exploration program has been infill, extension and condemnation drilling at the La India deposit, as well as resource expansion of the Tarachi deposit.

La India Infill Drilling Expected to Increase Reserves and Resources at Year-End

A feasibility study completed in August 2012 estimated the initial probable gold reserves at the La India deposit to be 930,000 ounces (44.6 million tonnes grading 0.65 g/t), based on drilling through May.  Subsequent infill drilling results have largely confirmed the grades and widths previously reported and are expected to result in an increase to the year-end reserves and resources in mid-February 2013.  Selected recent results are presented in the following table, with the drill collars shown on the La India map (below) and described in the appendix of this release.  All of the results listed below from the North Zone are in oxide mineralization, and these results are expected to be included in the year-end reserves and resources at La India.

Some of the best results of recent drilling at the La India deposit are from infill holes in the northern part of the North Zone, such as hole IN-12-368 at surface, hole IN-12-365 at 22 metres depth, and hole IN-12-359 at 16 metres depth.  Hole IN-12-372 intersected mineralization 70 metres from resources envelope of the Main Zone at 94 metres depth.

Significant recent exploration drill results of the La India deposit

Drill Hole	Zone	Program	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (capped*)
IN-12-351**	North Zone	infill	31.5	49.5	40	17.7	2.15
IN-12-353	North Zone	infill	11.0	26.3	16	15.1	1.49
IN-12-359	North Zone	infill	12.0	26.0	16	12.1	2.48
IN-12-365	North Zone	infill	0.0	48.5	22	46.4	2.13
IN-12-368	North Zone	infill	0.0	11.0	4	9.1	4.17
IN-12-372	Main Zone	exploration	82.0	107.0	94	25.0	1.05
IN-12-373**	North Zone	infill	9.0	40.0	19	30.3	0.95
IN-12-378	North Zone	exploration	0.0	13.0	6	11.8	1.10

* Holes at the La India deposit use a capping level ranging from 2 to 15 g/t gold

** Results for these holes are preliminary awaiting QAQC confirmation.

[La India & Tarachi Project map; La India map]

The August 31, 2012 Technical Report for the La India project includes sulphide mineral indicated resources of approximately 22.8 million tonnes grading 0.5 g/t gold (370,000 ounces) and inferred resources of approximately 79.9 million tonnes grading 0.3 g/t gold (845,000 ounces).  These sulphide resources were not included in any of the La India project feasibility study economic estimates or open pit designs.  Preliminary metallurgical test work has indicated that some of these resources may be amenable to heap leaching, however further work is required to confirm that result.  Further metallurgical testing is planned for 2013.

Tarachi — A Promising Early-Stage Deposit

The most significant exploration target and the key focus of the regional program on the La India property is the Tarachi porphyry gold deposit, 10 kilometres north of the La India mine project.  The drill results presented in the table below have been received since the last update in September this year, and are mostly within or below the current resources envelope.  The drill collars are shown on the Tarachi map and are described in the appendix of this release.

The 2012 drilling program has confirmed that the three resources envelopes that formed Tarachi’s 2011 resources are linked together into one envelope, thereby increasing the overall size of the deposit.  Among the best results are three long intercepts from drill hole TA-12-031 in the Llano Grande zone between 250 and 335 metres depth within the central portion of the deposit, indicating that the zone is still open at depth.

Over 4,300 kilograms of material from 1,522 metres of drill core (six holes) has been recovered this year from the Tarachi deposit to conduct initial metallurgical testing in 2013, in order to better characterize the deposit.

[Tarachi map]

Significant recent exploration drill results, Tarachi project

Drill Hole	Zone	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Core length (metres)	Gold grade (g/t) (uncapped)
TAR-12-023	El Llano	59.4	77.7	73.0	18.3	0.52
TA-12-027	Llano Grande	40.0	57.0	48.0	17.0	0.58
And		177.0	190.0	189.0	13.0	0.58
And		201.0	214.0	204.0	13.0	0.40
And		246.0	259.0	247.0	13.0	0.47
TA-12-029	Llano Grande	141.0	161.0	145.0	20.0	0.40
And		173.0	225.0	193.0	52.0	0.64
TA-12-031	Llano Grande	242.5	259.5	251.0	17.0	0.43
And		263.5	275.5	272.0	12.0	0.50
And		298.5	366.5	335.0	68.0	0.51
TA-12-033	Llano Grande	142.0	165.0	130.0	23.0	0.72
And		211.0	236.0	193.0	25.0	0.47
TA-12-039	Llano Grande	109.0	126.0	128.0	17.0	0.59
And		148.0	172.0	170.0	24.0	0.42

Gold grades reported as uncapped.

Most of the 58,000-hectare property surrounding La India remains underexplored.  While the La India and Tarachi deposits are the main priorities in 2012, other parts of the property are being prospected and evaluated to determine the priority targets for 2013.  At least five high-priority target areas have been identified and will be investigated in 2013.

Since acquisition of the La India properties in November, 2011, the mineral resource inventory has significantly increased.  The encouraging outlook for the La India project and Tarachi exploration reinforce the growing importance of Mexico as a key contributor to Agnico-Eagle’s operating and growth profile.

About Agnico-Eagle

Agnico-Eagle is a long established, Canadian headquartered, gold producer with operations located in Canada, Finland and Mexico, and exploration and development activities in Canada, Finland, Mexico and the United States.  The Company has full exposure to higher gold prices consistent with its policy of no forward gold sales and maintains a corporate strategy based on increasing shareholders exposure to gold, on a per share basis.  It has declared a cash dividend for 30 consecutive years.

www.agnico-eagle.com

Detailed Mineral Reserve and Resource Data (as at December 31, 2011)

	Au	Ag	Cu	Zn	Pb	Au (000s	Tonnes
Category and Operation	(g/t)	(g/t)	(%)	(%)	(%)	oz.)	(000s)
Proven Mineral Reserve
Kittila (open pit)	3.86					40	319
Kittila (underground)	6.11					75	383
Kittila total proven	5.09					115	702
Lapa (underground)	6.45					217	1,044
LaRonde (underground)	2.60	43.02	0.28	2.04	0.23	445	5,331
Meadowbank (open pit)	1.49					92	1,931
Pinos Altos (open pit)	0.80	13.82				22	848
Pinos Altos (underground)	2.59	79.73				95	1,139
Pinos Altos total proven	1.83	51.59				117	1,987
Meliadine (Open Pit)	7.31					8	34
Subtotal Proven Mineral Reserve	2.80					994	11,029

Probable Mineral Reserve
Bousquet (Open Pit)	1.88					191	3,165
Kittila (open pit)	5.66					146	802
Kittila (underground)	4.63					4,916	33,060
Kittila total probable	4.65					5,062	33,862
Lapa (underground)	6.61					285	1,340
LaRonde (underground)	4.74	22.41	0.27	0.77	0.05	4,255	27,901
Meadowbank (open pit)	2.91					2,109	22,563
Meliadine (open pit)	5.80					987	5,292
Meliadine (underground)	8.20					1,882	7,142
Meliadine total probable	7.18					2,869	12,434
Pinos Altos (open pit)	1.68	37.51				1,059	19,599
Pinos Altos (underground)	2.38	76.02				1,927	25,193
Pinos Altos total probable	2.07	59.17				2,986	44,792
Subtotal Probable Mineral Reserve	3.78					17,757	146,057
Total Proven and Probable Mineral Reserves	3.71					18,750	157,086

	Au	Ag	Cu	Zn	Pb	Tonnes
Category and Operation	(g/t)	(g/t)	(%)	(%)	(%)	(000s)
Measured Mineral Resource
Goldex (Underground)	1.86					12,360
La India (Open Pit)	1.06					3,730
Total Measured Mineral Resource	1.67					16,090
Indicated Mineral Resource
Bousquet (open pit)	1.76					8,101
Bousquet (underground)	5.63					1,704
Bousquet total indicated	2.44					9,805
Ellison (underground)	5.68					415
Goldex (underground)	1.72					24,448
Kittila (underground)	2.46					12,978
Lapa (underground)	4.08					1,964
LaRonde (underground)	1.79	24.70	0.12	1.49	0.15	7,225
Meadowbank (open pit)	1.99					14,872
Meadowbank (underground)	4.85					2,341
Meadowbank total indicated	2.38					17,213
Meliadine (open pit)	3.14					6,049
Meliadine (underground)	4.96					6,572
Meliadine total indicated	4.09					12,621
Pinos Altos (open pit)	0.95	12.25				9,574
Pinos Altos (underground)	1.55	41.95				11,002
Pinos Altos total indicated	1.27	28.13				20,576
Swanson (open pit)	1.93					504
La India (open pit)	0.85					23,040
Tarachi (open pit)	0.57					21,456
La India/Tarachi total indicated	0.72					44,496
Total Indicated Mineral Resource	1.79					152,247
Total Measured & Indicated Mineral Resources	1.78					168,336

	Au	Ag	Cu	Zn	Pb	Tonnes
Category and Operation	(g/t)	(g/t)	(%)	(%)	(%)	(000s)
Inferred Mineral Resource
Bousquet (open pit)	1.16					679
Bousquet (underground)	4.54					3,888
Bousquet total inferred	4.04					4,567
Ellison (underground)	5.81					786
Goldex (underground)	1.59					31,081
Kittila (open pit)	3.87					276
Kittila (underground)	4.58					7,677
Kittila total inferred	4.55					7,953
Kuotko, Finland (open pit)	3.24					1,116
Kylmäkangas, Finland (underground)	4.07					1,924
Lapa (Open Pit Zulapa)	2.79					496
Lapa (underground)	9.09					223
Lapa total inferred	4.74					719
LaRonde (underground)	3.68	11.59	0.26	0.44	0.05	11,400
Meadowbank (open pit)	3.03					1,532
Meadowbank (underground)	4.36					2,213
Meadowbank total inferred	3.81					3,745
Meliadine (open pit)	3.53					4,857
Meliadine (underground)	7.50					7,830
Meliadine total inferred	5.98					12,687
Pinos Altos (open pit)	0.88	18.47				20,159
Pinos Altos (underground)	2.22	51.17				2,954
Pinos Altos total inferred	1.05	22.65				23,113
La India (open pit)	0.80					19,730
Tarachi (open pit)	0.52					12,395
La India/Tarachi total inferred	0.69					32,125
Total Inferred Resource	2.30					131,216

Tonnage amounts and contained metal amounts presented in this table have been rounded to the nearest thousand. Reserves are not a sub-set of resources.

Forward-Looking Statements

The information in this news release has been prepared as at November 19, 2012.  Certain statements contained in this press release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward looking information” under the provisions of Canadian provincial securities laws and are referred to herein as “forward-looking statements”.  When used in this document, words such as “anticipate”, “expect”, “estimate,” “forecast,” “planned”, “will”, “likely”, “schedule” and similar expressions are intended to identify forward-looking statements.

Such statements include without limitation: the Company’s forward-looking production guidance, including estimated ore grades, project timelines, drilling results, orebody configurations, metal production, life of mine, commencement of production estimates, the estimated timing of scoping and other studies, recovery rates, mill throughput, and projected exploration and capital expenditures, including costs and other estimates upon which such projections are based; the Company’s goal to increase its mineral reserves and resources; and other statements and information regarding anticipated trends with respect to the Company’s operations, exploration and the funding thereof.  Such statements reflect the Company’s views as at the date of this press release and are subject to certain risks, uncertainties and assumptions.  Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico-Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies.  The factors and assumptions of Agnico-Eagle contained in this news release, which may prove to be incorrect, include, but are not limited to, the assumptions set forth herein and in management’s discussion and analysis and the Company’s Annual Report on Form 20-F for the year ended December 31, 2011 (“Form 20-F”) as well as: that there are no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, damage to equipment, natural occurrences, equipment failures, accidents, political changes, title issues or otherwise; that permitting, production and expansion at each of Agnico-Eagle’s mines and growth projects proceeds on a basis consistent with current expectations, and that Agnico-Eagle does not change its plans relating to such projects; that the exchange rate between the Canadian dollar, European Union euro, Mexican peso and the United  States dollar will be approximately consistent with current levels or as set out in this news release; that prices for gold, silver, zinc, copper and lead will be consistent with Agnico-Eagle’s expectations; that prices for key mining and construction supplies, including labour costs, remain consistent with Agnico-Eagle’s current expectations; that Agnico-Eagle’s current estimates of mineral reserves, mineral resources, mineral grades and metal recovery are accurate; that there are no material delays in the timing for completion of ongoing growth projects; that the Company’s current plans to optimize production are successful; and that there are no material variations in the current tax and regulatory environment.  Many factors, known and unknown, could cause the actual results to be materially different from those expressed or implied by such forward-looking statements.  Such risks include, but are not limited to: the volatility of prices of gold and other metals; uncertainty of mineral reserves, mineral resources, mineral grades and metal recovery estimates; uncertainty of future production, capital expenditures, and other costs; currency fluctuations; financing of additional capital requirements; cost of exploration and development programs; mining risks; risks associated with foreign operations; governmental and environmental regulation; the volatility of the Company’s stock price; and risks associated with the Company’s byproduct metal derivative strategies.  For a more detailed discussion of such risks and other factors, see the Form 20-F, as well as the Company’s other filings with the Canadian Securities Administrators and the U.S. Securities and Exchange Commission (the “SEC”).  The Company does not intend, and does not assume any obligation, to update these forward-looking statements and information, except as required by law.  Accordingly, readers are advised not to place undue reliance on forward-looking statements.  Certain of the foregoing statements, primarily related to projects, are based on preliminary views of the Company with respect to, among other things, grade, tonnage, processing, recoveries, mining methods, capital costs, total cash costs, minesite costs, and location of surface infrastructure.  Actual results and final decisions may be materially different from those currently anticipated.

Notes to Investors Regarding the Use of Resources

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources

This news release uses the terms “measured resources” and “indicated resources”.  We advise investors that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Resources

This press release also uses the term “inferred resources”.  We advise investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Scientific and Technical Data

Agnico-Eagle Mines Limited is reporting mineral resource and reserve estimates in accordance with the CIM guidelines for the estimation, classification and reporting of resources and reserves.

Cautionary Note To U.S. Investors - The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  Agnico-Eagle uses certain terms in this press release, such as “measured”, “indicated”, and “inferred”, and “resources” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. investors are urged to consider closely the disclosure in our Form 20-F, which may be obtained from us, or from the SEC’s website at: http://sec.gov/edgar.shtml.  A “final” or “bankable” feasibility study is required to meet the requirements to designate reserves under Industry Guide 7.

Estimates for all properties were calculated using historic three-year average metals prices and foreign exchange rates in accordance with the SEC Industry Guide 7.  Industry Guide 7 requires the use of prices that reflect current economic conditions at the time of reserve determination, which the Staff of the SEC has interpreted to mean historic three-year average prices.  The assumptions used for the mineral reserves and resources estimates reported by the Company on February 15, 2012 were based on three-year average prices for the period ending December 31, 2011 of $1,255 per ounce gold, $23.00 per ounce silver, $0.91 per pound zinc, $3.25 per pound copper, $0.95 per pound lead and C$/US$, US$/Euro and MXP/US$ exchange rates of 1.05, 1.37 and 12.86, respectively.  The assumptions used for the mineral reserves and resources estimates for the La India project reported by the Company on September 4, 2012 were based on three-year average prices for the period ending June 30, 2012 of $1,379 per ounce gold, $26.49 per ounce silver, and a MXP/US$ exchange rate of 13.00.  The assumptions used for the mineral resources estimates for the Meliadine project’s Wesmeg and Normeg zones reported by the Company in this news release were based on three-year averages for the period ending May 1, 2012 of $1,342 per ounce gold and an exchange rate of C$1.03/US$1.00.

The Canadian Securities Administrators’ National Instrument 43-101 (“NI 43-101”) requires mining companies to disclose reserves and resources using the subcategories of “proven” reserves, “probable” reserves, “measured” resources, “indicated” resources and “inferred” resources.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.

A mineral reserve is the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allows for losses that may occur when the material is mined.  A proven mineral reserve is the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study.  A probable mineral reserve is the economically mineable part of an indicated and, in some circumstances, a measured mineral resource demonstrated by at least a preliminary feasibility study.

A mineral resource is a concentration or occurrence of natural, solid, inorganic material, or natural, solid fossilized organic material including base and precious metals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction.  The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.  A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.  An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.  An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity.  The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.  Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

A feasibility study is a comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of realistically assumed mining, processing, metallurgical, economic, marketing, legal, environmental, social and governmental considerations together with any other relevant operational factors and detailed financial analysis,  that are necessary to demonstrate at the time of reporting that extraction is reasonably justified (economically mineable).  The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project.  The confidence level of the study will be higher than that of a Pre-Feasibility Study.

The mineral reserves presented in this disclosure are separate from and not a portion of the mineral resources.

Property/Project name and location	Qualified Person responsible for the current Mineral Resource and Reserve Estimate and relationship to Agnico-Eagle	Qualified Person responsible for Exploration and relationship to Agnico-Eagle	Date of most recent Technical Report (NI 43-101) filed on SEDAR
LaRonde, Bousquet & Ellison, Quebec, Canada	François Blanchet Ing., LaRonde Division Superintendent of geology	François Blanchet Ing., LaRonde Division Superintendent of geology	March 23, 2005

Kittila, Kuotko and Kylmakangas, Finland	Daniel Doucet, Ing., Corporate Director of Reserve Development	Daniel Doucet, Ing., Corporate Director of Reserve Development	March 4, 2010
Pinos Altos, La India, Mexico. Swanson, Quebec, Canada	Pinos Altos: Dyane Duquette, P.Geo., Superintendent of geology, Technical Services Group	Mine site: Dyane Duquette, P.Geo.; Regional: Manuel Padilla, Director of Exploration Mexico	March 25, 2009
La India, Mexico	La India: Tim Haldane, Senior Vice-President Latin America and Daniel Doucet, Ing., Corporate Director of Reserve Development; Tarachi project: Gary Giroux, P.Eng., independent consultant	La India: Daniel Doucet, Ing., Corporate Director of Reserve Development; Regional: Manuel Padilla, Director of Exploration Mexico	August 31, 2012
Meadowbank, Nunavut, Canada	Elzear Belzile, Ing., Independent Consultant	Mine site: Marc Ruel, P.Geo., Corporate Director of Mine Geology & Grade Control; Regional: Denis Vaillaincourt, P.Geo., Exploration manager for Eastern Canada	February 15, 2012
Goldex, Quebec, Canada	Richard Genest, Ing., Goldex Division Superintendent of geology	Richard Genest, Ing., Goldex Division Superintendent of geology	October 14, 2012
Lapa, Quebec, Canada	Normand Bédard, P.Geo., Lapa Division Superintendent of geology	Richard Dubuc, P.Geo., Lapa Division Superintendent of geology	June 8, 2006
Meliadine, Nunavut, Canada	Dyane Duquette, P.Geo., Superintendent of geology, Technical Services Group	Denis Vaillancourt, P.Geo., Exploration manager for eastern Canada	March 8, 2011

The effective date for all of the Company’s mineral resource and reserve estimates in this press release is December 31, 2011, except for the La India reserves and the Normeg and Wesmeg resources.  The La India reserves have an effective date of June 30, 2012.  The Normeg and Wesmeg resources have an effective date of September 11, 2012.  Additional information about each of the mineral projects that is required by NI 43-101, sections 3.2 and 3.3 and paragraphs 3.4 (a), (c) and (d) can be found in the Technical Reports referred to above, which may be found at www.sedar.com.  Other important operating information can be found in the Company’s Form 20-F and its news releases dated February 15, 2012, and September 4, 2012.

The contents of this press release have been prepared under the supervision of, and reviewed by, Alain Blackburn P.Eng., Senior Vice-President Exploration and a “Qualified Person” for the purposes of NI 43-101.  The contents of the Detailed Mineral Reserve and Resource Data table as of December 31, 2011 have been prepared under the supervision of, and reviewed by, Marc Legault P.Eng., Senior Vice-President Project Evaluations and a “Qualified Person” for the purposes of NI 43-101.

Appendix: Selected Drill Results, La India Property

Property	Target	Drill hole	East*	North*	Elevation	Azimuth	Dip (degrees)
La India	La India	IN-12-351	706205	3178925	1700	90	-80
La India	La India	IN-12-353	706290	3179115	1762	90	-60
La India	La India	IN-12-359	706293	3179146	1775	90	-60
La India	La India	IN-12-365	706148	3179268	1710	90	-70
La India	La India	IN-12-368	706302	3179170	1778	90	-70
La India	La India	IN-12-372	706270	3176340	1661	90	-60
La India	La India	IN-12-373	706503	3178482	1697	90	-50
La India	La India	IN-12-378	706302	3179170	1777	90	-75
La India	Tarachi	TAR-12-023	700209	3185147	1352	45	-70
La India	Tarachi	TA-12-027	699929	3185444	1399	45	-60
La India	Tarachi	TA-12-029	700049	3185504	1456	45	-75
La India	Tarachi	TA-12-031	699874	3185457	1365	45	-70
La India	Tarachi	TA-12-033	699874	3185457	1365	45	-45
La India	Tarachi	TA-12-039	699955	3185385	1423	45	-60

* Drill hole collars on UTM Coordinate System UTM NAD27